SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at July 21, 2003

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: July 21, 2003
* Print the name and title of the signing officer under his signature.

Taseko Mines Limited
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.hdgold.com

TASEKO DRILLING DEPOSIT-SCALE GEOPHYSICAL ANOMALIES AT GIBRALTAR

July 21, 2003 Vancouver, B.C. - Ronald W. Thiessen, President and CEO of Taseko Mines Limited (OTCBB: TKOCF; TSXV: TKO) is pleased to announce that an exploration drilling program has begun at its Gibraltar property, near Williams Lake in south-central British Columbia. The phased drilling program will test several areas adjacent to the porphyry copper deposits from which 1.8 billion pounds of copper and 19 million pounds of molybdenum were produced over 27 years of operation on the Gibraltar property.

The drill targets are defined by strong, deposit-scale induced polarization ("IP") geophysical anomalies. These anomalies extend along the eastern and northern perimeters of the area of the main deposits. In some cases, the targets are further defined by significant intersections of copper mineralization encountered in widely spaced holes from historical drilling on the property. Phase one will focus on two areas, the "98 Oxide Zone" and a second area located further to the southeast.

The 98 Oxide Zone is located approximately 1,100 metres east-northeast of the Polyanna deposit (40 million tonnes of measured and indicated sulphide resources grading 0.31% Cu and 0.01% Mo at a 0.2% cut-off, plus additional oxide resources; see TKO 2002 Annual Information Form and Report on 20F). Hole 98-05, drilled in the 98 Oxide Zone area, intersected two zones of copper mineralization between surface and about 200 metres in depth. Enriched copper oxide mineralization, averaging about 0.5% copper, was encountered in the upper part of the hole to a depth of approximately 30 metres. An estimated 2,600 metres of drilling in twelve holes is planned to test the strike and dip extent of the zone. The objective is to outline a copper oxide deposit that could be heap-leached and processed in the near-term at Gibraltar's 10 million pound per year capacity solvent extraction-electrowinning plant.

The second area to be drilled in phase one lies approximately 1,200 metres southeast of the 98 Oxide target. Ten holes are planned to test an IP anomaly measuring 1,200 metres by 600 metres in size.
Targets for the next phase of drilling include strong IP anomalies located north, northeast and southeast of the area of the main deposits.

The qualified person for the drilling program is George Barker, P.Geo. To view a map of the Gibraltar property and additional details on Taseko Mines Limited, please visit the Taseko website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.